Filed by KBR, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Halliburton Company
Commission File No.: 333-141027
On March 2, 2007, KBR, Inc. sent the following email to its employees.

TO:	All KBR employees
FROM:	Bill Utt, president and chief executive officer
SUBJECT:	Halliburton Announces Commencement of KBR Exchange Offer
It was announced today that Halliburton has commenced an offer to Halliburton’s stockholders for the exchange of some or all of their shares of Halliburton common stock for shares of KBR, Inc. (NYSE: KBR) common stock held by Halliburton. The exchange offer will expire at 12:00 midnight, New York City time, on March 29, 2007 unless extended or terminated.
As previously announced, Halliburton has decided to dispose of its remaining interest in KBR by means of the exchange offer and, if necessary, a subsequent pro rata spin-off distribution of any remaining KBR shares to Halliburton’s stockholders. The exchange offer and any subsequent spin-off distribution is expected to be tax-free to Halliburton stockholders for U.S. federal income tax purposes (except with respect to any cash received in lieu of a fractional share).
The exchange offer is designed to permit tendering stockholders to exchange their shares of Halliburton common stock for shares of KBR common stock at a 7.5% discount to the per-share value of KBR common stock, subject to a maximum exchange ratio of 1.5905 shares of KBR common stock per share of Halliburton common stock. Stated another way, for each $1.00 of Halliburton common stock accepted in the exchange offer, the tendering stockholder will receive approximately $1.08 of KBR common stock, subject to the maximum exchange ratio. The per-share values of Halliburton common stock and KBR common stock that will be used to calculate the final exchange ratio will equal the arithmetic average of the daily volume-weighted average prices for Halliburton common stock and KBR common stock, as applicable, on the New York Stock Exchange on the last three trading days of the currently anticipated exchange offer period, which are March 27, 2007, March 28, 2007 and March 29, 2007. Although those dates could change if the exchange offer is extended, including if a market disruption occurs, those dates will not change for purposes of calculating the per-share values if the exchange offer is automatically extended solely because the maximum exchange ratio is in effect as described below.
Subject to any extension by Halliburton or the possible automatic extension of the exchange offer due to a market disruption event, the final exchange ratio will be available by 4:30 p.m., New York City time, on March 29, 2007 at www.KBRexchange.com and from the information agent for the offering. If the maximum exchange ratio is in effect at that time, then the final exchange ratio will be fixed at the maximum exchange ratio and the exchange offer will be automatically extended until 12:00 midnight, New York City time, of the second following trading day to permit stockholders to tender or withdraw their Halliburton shares during those days. Any changes in the share prices of Halliburton common stock or KBR common stock on those additional days of the exchange offer will not, however, affect the exchange ratio.
Halliburton owns 135,627,000 shares of KBR common stock, or approximately 81% of the outstanding shares of KBR common stock. The largest possible number of shares of Halliburton common stock that will be accepted will be equal to 135,627,000 divided by the final exchange ratio. If the exchange offer is over-subscribed, tendering stockholders will be subject to proration (as applicable) and, accordingly, the number of shares Halliburton accepts in the exchange offer may be less than the number of shares tendered.
Halliburton’s obligation to exchange shares of KBR common stock for Halliburton common stock is subject to the satisfaction of certain conditions, including the condition that a sufficient number of Halliburton shares are validly tendered and not withdrawn so that at least 40,688,100 shares of KBR common stock would be distributed in exchange for shares of Halliburton common stock.
Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are serving as the dealer managers for the exchange offer.
Important Information Regarding the Exchange Offer
The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Form S-4 filed today by KBR with the Securities and Exchange Commission. The Prospectus-Offer to Exchange contains important information about the offering and related matters. Halliburton is mailing the Prospectus-Offer to Exchange to its stockholders.
This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the Prospectus-Offer to Exchange and related letter of transmittal.
Investors and security holders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the SEC, when they become available and before making any investment decision. None of Halliburton, KBR or any of their respective directors or officers or the dealer managers makes any recommendation as to whether you should participate in the exchange offer. You will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Halliburton and KBR at the SEC’s web site at www.sec.gov. You will also be able to obtain a free copy of these documents by sending a request to Halliburton Company — Investor Relations, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, TX 77010, Phone: 713.759.2688, E-mail: investors@halliburton.com; or by sending a request to KBR, Inc. — Investor Relations, 601 Jefferson Street, Suite 3400, Houston, TX 77002, Phone: 713.753.5082, E-mail: investors@kbr.com, as applicable.
Halliburton has retained Georgeson Inc. as the information agent for the transaction. To obtain copies of the Prospectus-Offer to Exchange and related documentation, or if you have questions about the exchange offer, you may contact the information agent at 1-866-313-3046 (toll-free in the United States), 1-212-805-7144 (elsewhere), or 1-212-440-9800 (banks and brokers).
Forward-Looking Statements
Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Halliburton and KBR with the Securities and Exchange Commission, such as annual and quarterly reports and the Prospectus-Offer to Exchange. Neither Halliburton nor KBR assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.